

March 26, 2015

Jodi L. Taylor
Chief Financial Officer
The Container Store Group, Inc.
500 Freeport Parkway
Coppell, Texas 75019

> **Re: The Container Store Group, Inc.**
> **Form 10-K for the Fiscal Year Ended March 1, 2014**
> **Filed May 28, 2014**
> **File No. 1-36161**

Dear Ms. Taylor:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Jeffrey A. Miller, Vice President and Chief Accounting Officer